1900 K Street, NW

    Washington, DC 20006

    Boston, MA 02110-2605

    +1 202 261-3300 Main

    +1 202 261 3333 Fax

    www.dechert.com


    MATTHEW J. CARTER


    matthew.carter@dechert.com

    +1 202 261 3395 Direct

    +1 202 261 3184 Fax

November 4, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Lisa N. Larkin

          Re:    Morgan Stanley Direct Lending Fund LLC
                 Registration Statement on Form 10
                 File Number: 000-56098

Ladies and Gentlemen:

On behalf of the Morgan Stanley Direct Lending Fund LLC, a Delaware limited liability company (the "Company"), we hereby respond to the comments raised by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in a letter dated October 23, 2019 from Lisa N. Larkin of the Staff to Matthew J. Carter of Dechert LLP, outside counsel to the Company, regarding the Company's Registration Statement on Form 10 (Registration No. 000-56098) filed on September 26, 2019 (the
"Registration Statement"). For your convenience, the Staff's comments are included in this letter, and each comment is followed by the applicable response. When reference is made to revisions that will be made in a subsequent amendment to the Registration
Statement, such revisions will be reflected in amendment number 1 to the Registration Statement ("Amendment No. 1"), which the
Company anticipates filing in mid-November upon finalizing its financial statements as of and for the period ended September 30, 2019. Upon the filing of Amendment No. 1, we will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the initial filing of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Page 1 -- Explanatory Note

1.   Please add the following:

     a. The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012. As
          a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. See "Item 1A. Risk Factors -- Risks Related to
          Our Business and Structure -- We are an "emerging growth company," and we do not know if such status will make our shares less attractive to investors."
      b. The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

     Response:

As requested, the Company will revise the disclosure in Amendment No. 1 to add the requested language.

Page 2 -- Item 1. Business

2. You state, "Prior to the Effective Date and prior to our election to be regulated as a BDC, we will complete a conversion under which Morgan Stanley Direct Lending Fund will succeed to the business of Morgan Stanley Direct Lending Fund
     LLC, and the member of Morgan Stanley Direct Lending Fund LLC will become the stockholder of Morgan Stanley
     Direct Lending Fund." Please tell us whether this conversion is a routine or non-routine matter.

Response:

The Company respectfully submits that the BDC Conversion will be undertaken to comply with certain requirements in order to qualify as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the
"Code"), for its first taxable year as a business development company. The Company respectfully submits that it believes that the BDC Conversion is a standard approach for a business development company seeking to qualify as a RIC for each day of its tax year as a corporation.

3. The first paragraph of this section states that the Company intends to invest in senior secured or unsecured loans, subordinated loans and mezzanine loans. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called "covenant-lite loans" are increasingly common. See, e.g., "Leveraged Loans Not as Safe as They Once Were," Wall Street Journal (August 16, 2018). If the
     Company intends to invest in covenant-lite loans, please describe such loans and the extent to which the Company may invest in such loans; also, consider enhancing the disclosure of the risks of such loans.

Response:

The Company respectfully submits that it intends to invest primarily in directly originated senior secured term loans issued by U.S.
middle market companies backed by financial sponsors. As disclosed in the Registration Statement, the Company believes that middle market loans tend to

                                                                 2
 garner more meaningful financial covenants and typically contain carefully structured covenant packages that allow lenders to take early action in situations where obligors underperform. In addition, the Company respectfully submits that, as stated in the Registration Statement, one of the key themes of its investment strategy is "[s]tructuring investments focused on providing [the
Company] with security, covenant protection and current income while ensuring [its] borrowers have adequate liquidity to operate."
The Company respectfully submits that any so-called "covenant-lite loans" that the Company acquires would not be expected to comprise a material percentage of the Company's investments and that additional risk disclosure regarding "covenant-lite loans" would be potentially confusing to investors as it would overstate the significance of such risks.

4. Please disclose in this section the expected credit quality and maturity of the Company's investments. Please include the term "junk bonds" in describing debt instruments that will be rated below investment grade or which, if unrated, would be rated below investment grade if they were rated.

Response:

As requested, the Company will revise the disclosure in this section in Amendment No. 1 to disclose the expected credit quality and maturity of the Company's investments. The Company will also include the term "junk bonds" where appropriate.

Page 5 -- Competitive Advantages

5. In footnote 1, you refer to an exemptive order regarding co-investments with certain accounts managed by the Company's adviser and its affiliates. Please advise us of the status of the exemptive application. If the application is pending, revise the disclosure throughout the registration statement to clarify that such relief has not yet been granted and may not be granted.

Response:

The Company respectfully submits that the Company's application for exemptive relief to engage in certain co-investment transactions (File No. 812-15057) was submitted on August 9, 2019 and is currently pending. As requested, the Company will revise the disclosure in Amendment No. 1 to clarify that the Company's application for exemptive relief has not yet been granted and may not be granted.

Page 8 -- Large and Growing U.S. Middle Market with Favorable Market Trends

6. In plain English, please describe Refinitiv LPC and Prequin, Ltd. and explain what relevance they have to this section.

                                                                   3
 Response:

As requested, the Company will add a description of Refinitiv LPC and Prequin, Ltd. in plain English in Amendment No. 1 and explain the relevance such entities have to this section.

Page 16 -- Examples of Quarterly Incentive Fee Calculation

7. You state, "For the purpose of computing the incentive fee on capital gains, the calculation methodology will look through derivative financial instruments or swaps as if we owned the reference assets directly." Based on the disclosure in the registration statement, it is unclear what kind of derivatives the Company will use and, specifically, whether the Company will engage in total return swaps.

     a. Please add disclosure clarifying the Company's use of derivatives. If the Company will engage in total return swaps, please tell us whether the Company's investment advisory agreement addresses the treatment of total return swaps for purposes of the base management fee and the incentive fee calculations.

     b. Please tell us whether the Company will look through the swap and count the reference assets as investments of the
          Company for purposes of computing the incentive fee on income.

     c. Please tell us whether, for purposes of the asset coverage ratio test of section 61(a) under the Investment Company
          Act, the Company will treat the notional amount of the swap, reduced by the amount of cash collateral required to be posted by the Company, as a senior security for the life of the swap.

     d. Please tell us whether, for purposes of section 55(a) under the Investment Company Act, the Company will treat each loan underlying the swap as a qualifying asset only if the obligor on the loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

Response:

The Company respectfully submits that it does not have a current intention to enter into any derivative financial instruments or swaps and that additional disclosure in the Registration Statement would not be useful to investors.

While the Company respectfully submits that it currently does not intend to enter in to a total return swap, if the Company were to enter in to a total return swap, it would be expected that the terms of the total return swap would provide for the Company to receive all interest and fees payable in respect of the reference assets, which payments would appropriately be treated as interest income for purposes of calculating the income incentive fee payable under the Investment Advisory Agreement, consistent with the explicit terms thereof. Upon the termination of a reference asset in

                                                                   4
 the portfolio underlying a total return swap, the amount paid to the Company in respect of any appreciation of such reference asset would be treated as capital gains for purposes of calculating the capital gain incentive fee under the Investment Advisory Agreement.
In addition, the fair value of the total return swap would be included with the investments of the Company on its balance sheet and, as a result, would be included in the determination of the gross assets of the Company for purposes of calculating the base management fee pursuant to the Investment Advisory Agreement.

The Company respectfully submits that it is aware of the Staff's position regarding the treatment of a total return swap for purposes of
(i) the asset coverage requirements of Section 18 of the Investment Company Act of 1940, as amended (the "Investment Company
Act"), which will be applicable to it as a business development company under
Section 61 of the Investment Company Act, and
(ii) determination of qualifying assets for purposes of Section 55(a) of the Investment Company Act. If the Company were to enter into a total return swap, the Company expects that it would treat the outstanding notional amount of the total return swap, less the amount of any cash collateral or other liquid assets posted or segregated by it under the total return swap, as a senior security for the life of that instrument and would treat the assets underlying a total return swap as assets of the Company for such regulatory purposes.
The Company respectfully reserves its right in the future to treat any total return swap for regulatory purposes in accordance with any then current Staff or Commission rule, guidance or interpretation regarding the regulatory treatment of total return swaps or similar derivative instruments that differs from such proposed treatment.

8. Please add, adjacent to this section, a fee table that conforms to requirements of Item 3 of Form N-2. Such disclosure will be helpful to investors.

Response:

The Company respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in a registration statement on Form 10. The Company believes that such disclosure was omitted from Form 10 for good reason, in that such disclosure would be inappropriate and potentially misleading to a Company that is not undertaking a public securities offering and remains at an early stage of development. The Company respectfully submits that the disclosure requirements of Item 3 of Form N-2 are intended to apply to a prospectus that is or will be used in connection with an offering of securities by a registrant; the Registration Statement is not a prospectus and is not part of the materials on which any investor would rely in connection with a decision to invest in the Company's securities. Consequently, any information included in the Registration Statements and tending to suggest such an offering of securities could be construed as a general solicitation that would impede or void the Company's contemplated private placement of common stock. The Company further submits that the fees and expenses to be borne by stockholders through the investment advisory agreement and other contractual arrangements are fully described in several places throughout the Registration Statement and would not, in any case, include disclosure related to sales load or offering expenses as required by Item 3 of Form N-2, which are not applicable to the Company at this time.

                                                                    5
 With respect to disclosure related to possible financing facilities called for by Item 3 of Form N-2, the Company respectfully submits that it has not yet negotiated such a facility and that any such fee table disclosure would be speculative at this time, as would disclosure regarding the amount of capital that the Company may be raise and invest during its first year of operations. Furthermore, the Company respectfully submits that any public disclosure regarding the cost of leverage it may incur could negatively impact its negotiations with prospective third parties lenders.

Finally, the Company respectfully submits that fees and expenses actually incurred by the Company, and indirectly incurred by the stockholders of the Company, will be disclosed in the Company's quarterly reports on Form 10-Q and its annual report on Form 10-K and that this ongoing reporting information would be of greater utility to investors than the requested table.

9. Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following: "You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ $ $ $ ." Such disclosure will be helpful to investors.

Response:

The Company respectfully submits that it is not aware of any affirmative requirement to include an example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2 in the Registration Statement. For the reasons described above in response to comment 8, the Company respectfully submits that it would not be appropriate to include the requested example in the Registration
Statement.

Page 19 -- Administration Agreement

10. Please disclose how the board of directors, including the independent directors, will review the compensation that the
    Company pays to the administrator and determine that such payments are reasonable in light of the services provided.

Response:

As requested, the Company will revise the disclosure in Amendment No. 1 to discuss how the board of directors will review amounts reimbursed to the Administrator pursuant to the Administration Agreement and how the board of directors will determine that such payments are reasonable in light of the services provided and allocated appropriately among the Company and other funds sponsored or managed by the Administrator and its affiliates.

                                                                   6
 Page 25 -- Senior Securities

11. Please clarify that the Company's borrowings, whether for "emergency purposes" or otherwise, are subject to the asset coverage requirements of section 61(a)(1) of the Investment Company Act.

Response:

As requested, the Company will revise the disclosure in Amendment No. 1 to clarify that the Company's temporary borrowings in excess of 5% of the value of its total assets, even if for "temporary or emergency purposes" or otherwise, are subject to the asset coverage requirements of Section 61(a)(1) of the Investment Company Act.

Page 51 -- We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

12. Please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the Company's income, investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

    a. The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

    b. PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

    c. Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-
         coupon bonds, but more volatile than cash pay securities;

    d. Because original issue discount income is accrued without any cash being received by the Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;

    e. The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;

                                                                   7
     f. Even if the accounting conditions for income accrual are met, the borrower could still default when the Company's actual payment is due at the maturity of the loan; and

    g. Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

Response:

The Company respectfully submits that, because zero-coupon and payment-in-kind ("PIK") investments are not expected to comprise a material percentage of the Company's investments, additional risk disclosure regarding original issue discount ("OID") income from zero-coupon investments and PIK would be potentially confusing to investors as it would overstate the significance of such risks. As noted in the responses below, the Company respectfully submits that the items noted in the Staff's comment above are either already addressed elsewhere in the disclosure or should not be added for the reasons noted below.

With respect to (a) and (f), the Company respectfully submits that it would be inaccurate to state that zero-coupon investments or PIK securities necessarily have increased credit risk or that PIK securities represent a significantly higher credit risk than coupon loans.
However, the Company will revise Amendment No. 1 to include disclosure in the risk factor entitled "Our prospective portfolio companies may be unable to repay or refinance outstanding principal on their loans at or prior to maturity, and rising interests rates may make it more difficult for portfolio companies to make periodic payments on their loans" that "investments with a deferred interest feature, such as original issue discount income and payment-in-kind interest, could represent a higher credit risk than investments that must pay interest in full in cash on a regular basis."

Although it may be true that certain PIK instruments have higher interest rates than corresponding coupon loans, the Company respectfully submits such statement would only be true on a case by case basis and that, therefore, it would be inaccurate to include the disclosure regarding higher interest rates requested in (a).

With respect to (b), the Company respectfully submits that it would be inappropriate to single out PIK loans as having unreliable valuations. The Company respectfully submits that the risk factor entitled "The majority of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there may be uncertainty as to the value of our portfolio investments" describes the inherent uncertainty and potential fluctuations in the valuation of the majority of the Company's anticipated investments. Although, as stated in (b), PIK loans may have more uncertain valuations because of the deferral of interest payments to lenders inherent in their structures, the Company believes this feature is true of any privately issued security and would not be caused by the need for continuing judgments about collectability and collateral value to any greater extent for debt securities with PIK income than for debt securities without PIK income.

                                                                   8
 The Company respectfully submits that it believes that volatility in the fair value of non-traded debt investments in middle market companies, such as those in which the Company will invest, is driven primarily by the financial results and outlook of the portfolio company rather than the structure of the interest payments. Although, as stated in (c), zero-coupon and PIK securities may have higher volatility, the Company believes this feature is not true to any greater extent when investing in non-traded debt of middle market companies than for debt securities with interest payments based on a floating interest rate index and without OID or PIK interest.
Accordingly, the Company respectfully submits that it would be inappropriate to single out zero-coupon instruments and PIK securities as having higher volatility. The Company respectfully submits that the risk factor entitled "The majority of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there may be uncertainty as to the value of our portfolio investments" describes the fluctuations over short periods of time of the determination of the fair value of the Company's investments.

With respect to (d), the Company does not believe there will be uncertainty regarding the source of its cash distributions. Further, the cash to pay distributions in respect of accruals for OID income from zero-coupon investments is as likely to come from repayments on or sales of other instruments with OID income where the cash receipts have not matched the prior accruals and represent excess cash over U.S. Generally Accepted Accounting Principles ("GAAP") income as it is to come from proceeds of an offering of the Company's securities. Accordingly, the Company respectfully submits that it would be inaccurate to disclose uncertainty regarding the source of cash distributions.

With respect to (e), whether or not the deferral of PIK interest will reduce the loan-to-value ratio of a security will depend on other factors, which primarily include the performance of the portfolio company. Accordingly, the Company respectfully submits that it would be inaccurate to state that the deferral of PIK interest necessarily increases the loan-to-value ratio.

In response to (g), the Company respectfully submits that the requested disclosure is already included the risk factor entitled "Our management and incentive fee structure may create incentives for the Adviser that are not fully aligned with the interests of our stockholders and may induce the Adviser to make speculative investments."

Page 79 -- We may in the future determine to issue preferred stock, which could adversely affect the value of shares of Common Stock.

13. Please confirm that the Company does not intend to issue debt securities or preferred stock within a year of the effective date of the registration statement, or add appropriate disclosure.

Response:

The Company confirms that it does not intend to issue preferred stock within a year from the effective date of the Registration
Statement. Other than with respect to its leverage facilities, the Company confirms that it does not intend to issue debt securities within a year from the effective date of the Registration Statement. The Company will revise the disclosure in Amendment No. 1 to clarify that it does not intend to issue preferred stock or, other than with respect to its leverage facilities, debt securities within one year from the effective date of the Registration Statement.

                                                                      9
 Page 84 -- Contractual Obligations and Off-Balance Sheet Arrangements

14. You state, "We intend to enter into certain contracts under which we have material future commitments." Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 18(g) of the
    Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Response:

The Company respectfully submits that it may make investments that include capital commitments that may be unfunded and that the Company will disclose information regarding any unfunded capital commitments in its financial statements in accordance with GAAP. Because the Company will not treat such unfunded commitments as senior securities under section 18(g) of the Investment
Company Act, the Company hereby represents that it reasonably believes that its assets will provide adequate coverage to allow it to satisfy any of its future unfunded investment commitments. The Company and MS Capital Partners Adviser Inc. intend to monitor the Company's level of unfunded investment commitments to determine that the Company has sufficient assets, sufficient unfunded capital commitments and available debt commitments under subscription or other leverage facilities to provide adequate coverage to satisfy unfunded investment commitments that are likely to be drawn upon by portfolio companies. Were the level of unfunded commitments to rise to a level such that the Company no longer believed that it maintained sufficient assets to provide adequate coverage, the Company would explore one or more of (a) the expansion of an existing leverage facility or entry into a new leverage facility (subject to the limitations of the Investment Company Act), (b) drawdowns of unfunded capital commitments, (c) the sale of certain of its assets for cash and (d) the cessation of certain investment activities.

                                                         **********

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3395 (or by email at matthew.carter@dechert.com), Thomas J. Friedmann by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or William J. Bielefeld by telephone at 202.261.3386 (or by email at william.bielefeld@dechert.com). Thank you for your cooperation and attention to this matter.

                                                                 10
 Sincerely,

/s/ Matthew J. Carter

Matthew J. Carter

cc:     Jeffrey S. Levin, Morgan Stanley Direct Lending Fund LLC
        Orit Mizrachi, Morgan Stanley Direct Lending Fund LLC
        Venu Rathi, Morgan Stanley Direct Lending Fund LLC
        Thomas J. Friedmann, Dechert LLP
        William J. Bielefeld, Dechert LLP

                                                             11